EXHIBIT 99.1

Mr. Jacob Berman Elected to Board of Directors of Magal Security Systems Ltd.

Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that the Board of Directors of the Company elected Mr. Jacob Berman to serve as a Board member until the next Annual General Meeting of the Company.   Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking, since 2002.  Previously, Mr. Berman was the Founder, President and CEO of Commercial Bank of New York.